PLAN AND AGREEMENT OF DISTRIBUTION


This plan and agreement, dated as of January 1, 2003, is between AXP(R) Tax-Free Money Series, Inc., on behalf of its underlying series AXP(R) Tax-Free Money Fund (the "Fund"), and American Express Financial Advisors Inc. ("AEFA"), the principal underwriter of the Fund, for distribution services to the Fund.

The plan and agreement has been approved by members of the Board of Directors (the "Board") of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan or any related agreement, and all of the members of the Board, in person, at a meeting called for the purpose of voting on the plan and agreement.

The plan and agreement provides that:

1. The Fund will reimburse AEFA for expenses incurred in connection with distributing the Fund's shares and providing personal service to shareholders. These expenses include sales commissions; business, employee and financial advisor expenses charged to distribution of Fund shares; and overhead appropriately allocated to the sale of Fund shares.

2. A portion of the fee under the agreement will be used to compensate AEFA, financial advisors and other servicing agents for personal service to shareholders. Fees paid will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

3. AEFA agrees to monitor the services it provides, to measure the level and quality of services and to provide training and support to financial advisors and servicing agents. AEFA will use its best efforts to assure that other distributors provide comparable services to shareholders.

4. The fee under this agreement will be equal on an annual basis to 0.10% of the average daily net assets of the Fund. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each month.

5. AEFA agrees to provide at least quarterly an analysis of expenses under this agreement and to meet with representatives of the Fund as reasonably requested to provide additional information.

6. The plan and agreement shall continue in effect for a period of more than one year provided it is reapproved at least annually in the same manner in which it was initially approved.
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7.  The plan and agreement may not be amended to increase materially the amount that may be paid by the Fund without the approval of a least a majority of the outstanding shares. Any other amendment must be approved in the manner in which the plan and agreement was initially approved.

8. This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Fund and have no financial interest in the operation of the plan and agreement, or by vote of a majority of the outstanding shares, or by AEFA. The plan and agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940.

9. This plan and agreement shall be governed by the laws of the State of Minnesota.



AXP TAX-FREE MONEY SERIES, INC.
         AXP Tax-Free Money Fund


/s/ Leslie L. Ogg
---------------------------
    Leslie L. Ogg
    Vice President


AMERICAN EXPRESS FINANCIAL ADVISORS INC.

/s/ Paula R. Meyer
--------------------------
    Paula R. Meyer
    Senior Vice President and General Manager- Mutual Funds